Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B & CLEANSING NOTICE

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Immutep Limited (Company)

ABN 90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Unlisted Performance Rights 2. Ordinary Shares 3. Ordinary Shares 4. Ordinary Shares 5. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 7,751,152 Unlisted Performance Rights 2. 5,000,000 Ordinary Shares 3. 4,739,293 Ordinary Shares 4. 2,736,367 Ordinary Shares 5. 32,541,200 Ordinary Shares

3	Principal terms of the +securities (e.g., if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Performance Rights

		Number of performance rights	7,751,152
		Vesting conditions	Based on meeting the Key Performance Indicators (KPIs) and Service Condition.

		Tranche 1	3,875,578 on 1 October 2019

		Tranche 2	3,875,574 on 1 October 2020

		Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above).

		Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

2.  Pari passu with existing Fully Paid Ordinary Shares

3.  Pari passu with existing Fully Paid Ordinary Shares

4.  Pari passu with existing Fully Paid Ordinary Shares

5.  Pari passu with existing Fully Paid Ordinary Shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1.  Yes, if/when the Performance Rights vest to shares

2.  ‘Pari Passu’ with existing Fully Paid Ordinary Shares

3.  ‘Pari Passu’ with existing Fully Paid Ordinary Shares

4.  ‘Pari Passu’ with existing Fully Paid Ordinary Shares

5.  ‘Pari Passu’ with existing Fully Paid Ordinary Shares

5	Issue price or consideration	1. Nil 2. Nil 3. Nil 4. Nil 5. US$2.50 per ADS (1 ADS = 100 ordinary shares)

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1.  Unlisted Performance Rights are issued to employees under the Executive Incentive Plan

2.  Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

3.  Mr Grant Chamberlain exercises 1st tranche of his performance rights which vested to him i.e. 4,739,293 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 17 November 2017.

4.  Mr Pete Meyers exercises 2nd tranche of his performance rights which vested to him i.e. 2,736,367 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 25 November 2016.

5.  Issuance of ordinary shares on exercise of 325,412 warrants over American Depository Shares (ADS) at US$2.50 per warrant. Each warrant represents one ADS, where one ADS = 100 ordinary shares.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	17 November 2017

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)

3.  4,739,293 ordinary shares are issued on exercise of 1st tranche out of 13,272,355 performance rights approved for Non-Executive Director, Mr Grant Chamberlain at the AGM on 17 November 2017.

4.  2,736,367 ordinary shares are issued on exercise of 2nd

    tranche out of 10,023,350 performance rights approved for Non-Executive Director, Mr Pete Meyers at the AGM on 25 November 2016.

6f	Number of +securities issued under an exception in rule 7.2

1.  7,751,152 performance rights issued under exception 9 in rule 7.2

2.  5,000,000 ordinary shares are issued on exercising performance rights

5.  32,541,200 Ordinary Shares on conversion of warrants previously ratified at 2017 AGM.

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

2 October 2018

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	3,077,940,129	Ordinary fully paid shares (ASX: IMM)

		Number	+Class – Options
9	Number and +class of all	Amount	Exercise Price		Expiration Date
	+securities not quoted on the ASX	147,628,500		$0.05019	12 December 2018
	(including the securities in clause	371,445,231		$0.0237	4 August 2020
	2 if applicable)	793,103	$ 0.057		30 October 2020
		1,026,272	$ 0.040		7 March 2021
		8,475,995	$ 0.025		4 August 2025

		Number	+Class – Warrants over NASDAQ listed American Depository Shares
		Amount	Exercise Price		Terms
		1,579,633	US$	2.50	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire 5 January 2023

Number	+Class – Performance Rights
Amount	Type	Expiration Date
3,900,000	STI	30 November 2018

16,731,373	LTI	30 October 2018

5,472,734	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 6 December 2016.

8,533,063	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4December 2017

73,333,333	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017

10,000,000	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 4 December 2017
7,751,152	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in this appendix 3B released on 2 October 2018

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

		Number	+Class – Convertible Notes
		Amount	Type	Expiration Date

		13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable

39	Class of +securities for which quotation is sought	Not applicable

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Not applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable
		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 2 October, 2018
Company secretary

Print name: Tom Bloomfield

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Appendix 3B – Annexure 1

Calculation of placement capacity under

rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	2,358,356,064

Add the following:

•  Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•  Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•  Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•  Include only ordinary securities here – other classes of equity securities cannot be added

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

393,391,684

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil

“A”	2,751,747,748

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	412,762,162
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	86,259,462

“C”	86,259,462
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	412,762,162

Subtract “C” Note: number must be same as shown in Step 3	86,259,462

Total [“A” x 0.15] – “C”	326,502,700 Note: this is the remaining placement capacity under rule 7.1

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	2,751,747,748
Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	275,174,775
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items	239,932,919

“E”	239,932,919

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	275,174,775

Subtract “E” Note: number must be same as shown in Step 3	239,932,919

Total [“A” x 0.10] – “E”	35,241,856 Note: this is the remaining placement capacity under rule 7.1A

Immutep Limited, Level 12, 95 Pitt St, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

ABN: 90 009 237 889

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

2 October, 2018

APPENDIX 3B & CLEANSING NOTICE

With respect to the shares the subject of this issuance as detailed in the Appendix 3B lodged today, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001(Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b)	section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

Yours faithfully

Immutep Limited

Tom Bloomfield
Company Secretary